Mr. Craig D. Wilson,
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549


Re:     LocatePLUS Holdings Corporation

     Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed December 8, 2008
     File No. 000-49957

Dear Mr. Wilson:

     In response to your letter of December 11, 2008 relative to the above-referenced filing, please be advised as follows:


COMMENT 1
You have stated that the removal of certain directors that will result from the proposed reconstitution of your board is consistent with Delaware law and your organizational documents. We note in this regard that it appears that the company currently has a classified board. Accordingly, please explain to us how the proposed removal of certain directors is consistent with Section 141(k) of the Delaware General Corporation Law. Furthermore, we are unable to locate in your certificate of incorporation or bylaws authorizations for a classified board. Please explain to us how the classification of your board comports with
Section 141(d) of the Delaware General Corporate Law. Revise your proxy statement as necessary to disclose any inconsistencies between actions you have taken or are proposing, on the one hand, and Delaware law or your organizational documents, on the other

RESPONSE:
Section 141(d) of the Delaware General Corporation Law provides that the shareholders may amend the By-laws to provide for Board classification. As we discussed, at the dateMonth11Day14Year2005November 14, 2005 Annual Meeting the shareholders elected a classified Board, effecting at the same time an amendment the By-laws. There is, however, no formal record of a By-law amendment. The current proposal requests that the shareholders clarify the situation by consenting to return to a non-classified Board and thereafter to elect a Board of Directors for a one-year term. We have revised the Proxy Statement to clarify that the shareholders are asked (1) to consent to eliminate Board classification and (2), subject to approval of Item (1), to elect a new Board. These actions are consistent with Sections 141(d) and 141(d) of the Delaware General Corporation Law and with our organizational documents


COMMENT 2
Revised disclosure in your proxy statement indicated that your board elected George Isaac as a director on December 1, 2008, but the company has not filed a current report on Form 8-K announcing Mr. Isaac's election. Please file such a Form 8-K, or tell us in your response letter why you believe you are not required to do so. We refer you to Item 5.02(d) of Form 8-K

RESPONSE:
A Form 8-K has been filed reporting the election of George Isaac.


COMMENT 3
We note your response to prior comment 4 from our letter dated December 5, 2008. Please expand the discussion of proposal no. 3 in your proxy statement to enumerate the actions taken by your board of directors since October 31, 2008, for which you are seeking shareholder ratification. Although disclosure elsewhere in the proxy filing may address each of the board actions you are asking shareholders to ratify, these actions should nonetheless be set forth with specificity in the discussion of the applicable proposal so that it is clear to shareholders what they are being asked to approve

RESPONSE:
The Proxy Statement has been revised to reflect your comment.








In  connection  with  this  response letter, the Company acknowledges that:

- - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Thank you for your commentary on the filing. If you have further questions or comments, please let us know.

Very  truly  yours,

/s/ James C. Fields

James  C.  Fields
President and Chief Executive Officer